SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedad Anonima

ITEM

1	Selected Financial and Operating Data and Update of Operating and Financial Review and Prospects as of and for the nine months ended September 30, 2013.

2	Press release dated March 4, 2014.

SELECTED FINANCIAL AND OPERATING DATA

In this document, we use the terms “YPF,” the “Company,” “we,” “our” and “us” to refer to YPF Sociedad Anónima. The following tables present our selected financial and operating data as of September 30, 2013 and December 31, 2012, and for the nine-month periods ended September 30, 2013 and 2012 derived from our unaudited interim financial statements as of September 30, 2013 and December 31, 2012 and for the nine-month periods ended September 30, 2013 and 2012 (the “Unaudited Interim Consolidated Financial Statements”). You should read this information in conjunction with our audited consolidated financial statements as of December 31, 2012 and 2011, and January 1, 2011 and for the years ended December 31, 2012 and 2011 (the “Audited Consolidated Financial Statements”) included in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2013, and our Unaudited Interim Consolidated Financial Statements, included in our Report on Form 6-K furnished to the SEC on November 13, 2013.

Our Unaudited Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. The adoption of such standard, as well as all the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), was required by Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Certain figures included in this update have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding. Solely for the convenience of the reader, unless otherwise specified, peso amounts as of and for the nine-month period ended September 30, 2013 have been translated into U.S. dollars at the exchange rate published by the Argentine Central Bank (Banco Central de la República Argentina or the “Central Bank”) on September 30, 2013 of Ps.5.7915 to U.S.$1.00.

The following table shows our results for the nine-month periods ended September 30, 2013 and 2012 and our financial position as of September 30, 2013 and December 31, 2012.

	For the nine-month period ended September 30,
	2013	2013	2012
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Statement of Comprehensive Income Data (1):
Revenues (2)	11,192	64,819	48,312
Cost of Sales	(8,355)	(48,386)	(36,129)
Gross profit	2,837	16,433	12,183
Selling expenses	(959)	(5,555)	(4,022)
Administrative expenses	(326)	(1,889)	(1,530)
Exploration expenses	(91)	(525)	(464)
Other expense, net	(194)	(1,124)	(110)
Operating Income	1,267	7,340	6,057
Income on investments in companies	13	77	98
Financial income (expense), net (12)	167	966	(61)
Income before income tax	1,447	8,383	6,094
Income tax	(525)	(3,041)	(2,246)
Deferred income tax	(370)	(2,141)	(965)
Net income	553	3,201	2,883
Net income for the period attributable to:

- Shareholders of the parent company	554	3,207	2,883
- Non-controlling interest	(1)	(6)	—

Other Comprehensive income	1,100	6,370	2,896
Total Comprehensive income	1,653	9,571	5,779

	For the nine-month period ended September 30,
	2013	2013	2012
	(in millions of U.S.$)	(in millions of pesos)
Other Consolidated Financial Data:
Fixed assets depreciation and intangible assets amortization	1,369	7,931	6,063
EBITDA (7)	3,125	18,101	13,116
EBITDA margin (8)	n.a.	28%	27%

	As of September 30,	As of September 30,	As of December 31,
	2013	2013	2012
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos)
Consolidated Balance Sheet Data (1):
Cash and equivalents	1,192	6,903	4,747
Working Capital (3)	(436)	(2,525)	(2,582)
Total Assets	19,213	111,270	79,949
Total Loans (4)	4,502	26,076	17,104
Total Liabilities	12,191	70,607	48,689
Total Shareholder’s contributions (5)	1,840	10,654	10,674
Total Reserves (6)	2,447	14,173	7,758
Total Retained earnings	554	3,207	6,741
Total Other Comprehensive income	2,151	12,457	6,087
Non-controlling interest	30	172	—
Shareholders’ equity attributable to the shareholders of the parent company	6,991	40,491	31,260
Total Shareholders’ equity	7,021	40,663	31,260

Certain Ratios
Current liquidity (9)	n.a.	0.91	0.88
Solvency (10)	n.a.	0.58	0.64
Capital Immobilization (11)	n.a.	0.76	0.77
DF/EBITDA (13)	n.a.	1.44	1.30
DFN/EBITDA (14)	n.a.	1.06	0.94
EBITDA/Net interest (15)	n.a.	10.13	13.68

(1)	The financial statements reflect the effect of the application of the functional and reporting currency. See Note 1.b.1) to the Unaudited Interim Consolidated Financial Statements.
(2)	Revenues are disclosed net of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are accounted in “Taxes, charges and contributions”, as indicated in Note 2.k) to the Unaudited Interim Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Unaudited Interim Consolidated Financial Statements.
(3)	Working Capital corresponds to Total Current Assets minus Total Current Liabilities as of September 30, 2013 and December 31, 2012.
(4)	Total loans includes non-current loans of Ps.19,950 million as of September 30, 2013 and Ps.12,100 million as of December 31, 2012, and current loans debt of Ps.6,126 million as of September 30, 2013 and Ps.5,004 million as of December 31, 2012, respectively. See “Financial Risk Management—Liquidity Risk” in Note 1.d) to the Unaudited Interim Consolidated Financial Statements.
(5)

Our subscribed capital as of September 30, 2013 is represented by 393,312,793 shares of common stock and divided into four classes of shares, each share having a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of September 30, 2013, total shareholder’s contributions included: Ps.3,924 million of subscribed capital, Ps.6,088 million of adjustment to contributions, Ps.9 million of treasury shares, Ps.13 million of adjustment to treasury shares, Ps.73 million of share-based benefit plans, Ps.(93) million of acquisition cost of treasury shares and Ps.640 million of issuance premiums.
(6)	As of September 30, 2013, this reflected Ps.2,007 million of legal reserve, Ps.4 million of reserve for future dividends, Ps.8,394 million of reserve for investments in accordance with article 70, third paragraph of the Argentine Corporations Law No. 19,550 (the “Argentine Corporations Law”) and modifications, Ps.120 million of reserve for purchase of treasury shares and Ps.3,648 million of reserve for IFRS initial adjustment. As of December 31, 2012, this reflected Ps.2,007 million of legal reserve and Ps.5,751 million of reserve for investments in the terms of article 70, third paragraph of the Argentine Corporations Law No. 19,550 and modifications.
(7)	EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax, deferred income tax, depreciation of fixed assets and amortization of intangible assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”
(8)	EBITDA margin is calculated by dividing EBITDA by our revenues
(9)	Current liquidity is calculated by dividing Current Assets by Current Liabilities.
(10)	Solvency is calculated by dividing Total Shareholder’s equity by Total Liabilities.
(11)	Capital immobilization is calculated by dividing Noncurrent Assets by Total Assets.
(12)	Net financial results are calculated by adding the interest and exchange differences on assets and liabilities.
(13)	Financial Debt/EBITDA is calculated by dividing the total of loans (Current and non-current) by the EBITDA.
(14)	Net Financial Debt/EBITDA is calculated by dividing the total of loans (Current and non-current), deduced the position of cash and equivalents, by the EBITDA.
(15)	EBITDA/Interest Net is calculated by dividing the EBITDA by the net interest on assets and liabilities.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax, deferred income tax, depreciation of fixed assets and amortization of intangible assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under IFRS and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income.

	For the nine-month period ended September 30,
	2013	2012	Percentage change
	(in millions of pesos)
Net income	3,201	2,883	11%
Interest gains on assets	(573)	(110)	421%
Interest losses on liabilities	2,360	1,069	121%
Depreciation of fixed assets and amortization of intangible assets	7,931	6,063	31%
Income tax	3,041	2,246	35%
Deferred income tax	2,141	965	122%

EBITDA	18,101	13,116	38%

Capitalization and indebtedness

The following table shows our debt, equity and total capitalization as of September 30, 2013 and December 31, 2012. This table should be read together with our Unaudited Interim Consolidated Financial Statements, our 2012 20-F and our Report on Form 6-K furnished to the SEC on November 13, 2013.

	As of September 30, 2013	As of December 31, 2012
	(in millions of pesos)
Current loans	6,126	5,004
Non current loans	19,950	12,100
Total loans	26,076	17,104
Total shareholders’ equity	40,663	31,260
Total capitalization	66,739	48,364

Production and other operating data

The following table presents certain of our production and other operating data for the nine-month periods indicated, which arises from our internal sources.

	For the nine- month period ended September 30,
	2013	2012
Average daily production for the period (2)
Oil (mbbl) (1)	274	273
Gas (mmcf)	1,170	1,191
Total (mboe)	483	485
Refining capacity (2)
Capacity (mbbl/d) (3)	300	320

(1)	Including natural gas liquids (NGL).
(2)	According to our internal information.
(3)	According to internal estimates after La Plata refinery incident on April 2nd 2013

UPDATE OF OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Interim Financial Statements and notes thereto included in our Report on Form 6-K furnished to the SEC on November 13, 2013.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. During the nine-month period ended September 30, 2013, we had consolidated revenues of Ps.64,819 million (U.S.$ 11,192 million) and consolidated net income of Ps.3,201 million (U.S.$ 553 million).

Segment Reporting

We report our business into the following segments: (i) the Exploration and Production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales (“Exploration and Production”); (ii) the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and (iii) other activities not falling into these categories are classified under a separate segment (“Corporate and Other”), principally including corporate, administrative expenses and assets, construction activities and the environmental remediations related to the our controlled company YPF Holdings (see Note 3 of Unaudited Interim Consolidated Financial Statements).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate market prices.

Summarized Statement of Comprehensive Income

	For the nine-month period ended September 30,
	2013	2012	Percentage change
	(in millions of pesos)
Revenues	64,819	48,312	34%
Cost of sales	(48,386)	(36,129)	34%
Gross profit	16,433	12,183	35%
Selling expenses	(5,555)	(4,022)	38%
Administrative expenses	(1,889)	(1,530)	23%
Exploration expenses	(525)	(464)	13%
Other expenses, net	(1,124)	(110)	922%
Operating income	7,340	6,057	21%
Income on investment in companies	77	98	(21%)
Financial income (expense), net	966	(61)	(1,684%)
Net income before income tax	8,383	6,094	38%
Income tax	(3,041)	(2,246)	35%
Deferred income tax	(2,141)	(965)	122%
Net income	3,201	2,883	11%

Net income for the period attributable to
Shareholders of the parent company	3,207	2,883	11%
Non-controlling interest	(6)	—	—
Other comprehensive income	6,370	2,896	120%
Total comprehensive income for the period	9,571	5,779	66%

Our business is inherently volatile due to the influence of exogenous factors such as internal demand and the regulations affecting our operations. Consequently, results of operations and the trends indicated by said results in any period may not be indicative of results of operations or trends in future periods.

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation on domestic pricing;

•	export administration by Government and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures and financial availability;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in the country;

•	taxes, including export taxes;

•	foreign exchange and capital regulations;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import regulations; and

•	interest rates.

Macroeconomic conditions

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina.

Since 2007, after the U.S. economic crisis, the world economy has gone through different stages of recovery. Although a set of preliminary indicators suggests an incipient macroeconomic improvement in certain major economies, growth expectations rose only for Japan and Europe, and decreased for the United States. According to the Republic of Argentina Central Bank (“BCRA”), it is estimated that the world will continue to grow at very modest rates, while in some economies the challenge is to overcome the recession. Additionally, this generates uncertainties about the future behavior of emerging economies, which accounted for most of the growth in the world economy in recent years from their dependence on the macroeconomic performance of the developed countries. In this framework, the BCRA estimates that growth in global economic activity in 2013 will be 2.6%.

In Argentina, the Argentine Statistics and Census Agency (“INDEC”) reported increases of the annual wholesale price index of 8.8% in 2008, 10.3% in 2009, 14.6% in 2010, 12.7% in 2011 and 13.1% in 2012. According to the INDEC, the wholesale price index increase during the nine-month period ended September 30, 2013, was 10,4%. See additionally “Item 3. Risk Factors—Our business is largely dependent upon economic conditions in Argentina” in our 2012 20-F.

During the nine-month period ended September 30, 2013, Argentina’s trade balance was approximately U.S.$ 7,141 million surplus according to preliminary estimates from INDEC. Total exports were approximately U.S.$63,479 million during the nine-month period ended September 30, 2013, representing a 4% increase compared to the nine-month period ended September 30, 2012, and total imports were approximately U.S.$56,338, representing an 11% increase compared to the same period in 2012.

During the nine-month period ended September 30, 2013, the national tax revenue continued to grow, representing an annual increase of 28%, continuing the growth observed during the first half of the year compared to the same period last year. The increase was driven by taxes linked to local economic activity and employment. It is expected that national tax revenues will continue to grow given the anticipation of further increase in economic activity.

The official exchange rate of the Argentine peso against the U.S. dollar as of September 30, 2013, was Ps.5.79 per U.S.$1.00, reflecting an approximate 17.7% depreciation of the peso relative to the U.S. dollar compared to December 31, 2012 (Ps.4.92 per U.S.$1.00). Central Bank reserves totalled approximately U.S.$34,700 million at the end of the nine-month period ended September 30, 2013, compared to approximately 43,000 million at December 31, 2012 and approximately 46,000 million at December 31, 2011.

In Argentina, domestic fuel prices have increased over the past five years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the market conditions and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices.

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 70% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the country’s bond indebtedness on which Argentina defaulted in 2002 has now been restructured. Certain creditors did not agree to the restructuring. In late October, 2012, the Second United States Circuit Court of Appeals in New York rejected an appeal by Argentina with respect to a claim of holders of debt swaps presented in 2005 and 2010 and in relation to the payment of the debt claimed by them. Subsequently, on November 21, 2012, the United States District Court for the Southern District of New York ordered Argentina to make a deposit of U.S. $ 1,330 million related to the aforementioned payment, which order was appealed by the country. The Second Circuit Court of Appeals New York did grant the request of Argentina and suspended the November 21 order. Afterwards, Argentina submitted to the Second Circuit Court of Appeals, as per its request, a proposed payment to bondholders that did not enter into swaps timely in 2005 and 2010 respectively, which proposal has been rejected by the plaintiffs on April 19th, 2013. On August 23rd, 2013, the Second Circuit Court of Appeals New York rejected Argentina’s proposal of payment, confirmed the November 2012 United States District Court for the Southern District of New York order and said enforcement of the injunctions would be stayed, pending resolution of an appeal of an earlier decision last year to the US Supreme Court.

In connection with the holdout bondholder litigation in New York federal court against the Republic of Argentina (to which YPF is not a party), the bondholders had served subpoenas on various financial institutions in New York seeking the production of documents concerning the accounts and transfers of hundreds of entities allegedly owned or controlled, in whole or in part, by the Republic of Argentina, including YPF. At a hearing on September 3, 2013, the New York Judge ruled that this discovery from those institutions can go forward as to, among others, the accounts of YPF, in order for the bondholders to determine if those documents might support an argument that YPF is the alter ego of the Republic of Argentina. Notably, the New York courts previously held that BNA (bank) is not an alter ego of Argentina, and a California Magistrate Judge has recently ruled that bondholders’ factual allegations made in support of asset discovery were insufficient to find YPF to be an alter ego of Argentina. YPF is not a recipient of any such subpoenas and, as such, has no obligation to produce discovery or otherwise participate in discovery. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina” in our 2012 20-F.

The Company cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Risk Factors—Risks Relating to Argentina” in our 2012 20-F.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our statement of comprehensive income.

Revenues

Net revenues include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

	For the nine-month period ended September 30,
	2013	2012
	(in millions of pesos)
Inventories at beginning of year	6,922	6,006
Purchases for the period	18,945	13,244
Production costs (1)	29,727	23,404
Translation effect	1,194	535
Inventories at end of period	(8,402)	(7,060)

Cost of sales	48,386	36,129

(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the nine-month period ended September 30,
	2013	2012
	(in millions of pesos)
Salaries and social security taxes	2,984	2,352
Fees and compensation for services	245	213
Other personnel expenses	779	555
Taxes, charges and contributions	486	428
Royalties and easements	4,054	3,206
Insurance	341	155
Rental of real estate and equipment	1,219	959
Depreciation of fixed assets	7,452	5,747
Amortization of intangible assets	69	66
Industrial inputs, consumable material and supplies	1,392	1,032
Operation services and other service contracts	1,823	1,846
Preservation, repair and maintenance	5,143	3,895
Contractual commitments	138	163
Transportation, products and charges	1,871	1,430
Fuel, gas, energy and miscellaneous	1,731	1,357

Total	29,727	23,404

Other expense, net

Other expense, net principally includes reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Financial income (expense), net

Financial income (expense), net consists of the net of gains and losses on interest paid and interest earned and foreign currency exchange differences.

Income tax and deferred income tax

Income tax and deferred income tax includes the current income tax and deferred income tax expenses for the periods ended September 30, 2013 and 2012. See Note 10 to the Unaudited Interim Consolidated Financial Statements.

Results of operations

Consolidated results of operations for the nine-month periods ended September 30, 2013 and 2012

The following table sets forth certain financial information as a percentage of revenues for the periods indicated.

	For the nine-month period ended September 30,
	2013	2012
	(percentage of revenues)
Revenues	100.0	100.0
Cost of sales	(74.65)	(74.78)

Gross profit	25.35	25.22
Administrative expenses	(2.91)	(3.17)
Selling expenses	(8.57)	(8.33)
Other expenses, net	(1.73)	(0.23)
Exploration expenses	(0.81)	(0.96)

Operating income	11.32	12.54

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively.

Domestic Market	For the nine-month period ended September 30,
	2013		2012
Product	Units sold	Average price per unit (1)	Units sold	Average price per unit (1)	Percentage variation of units sold	Percentage variation of average price
		(in pesos)		(in pesos)
Natural gas	8,346 mmcm	772/mcm	9,394 mmcm	326/mcm	(11%)	137%
Diesel	6,052 mcm	4,139/m3	5,957 mcm	3,348/m3	2%	24%
Gasoline	3,339 mcm	3,760/m3	3,003 mcm	2,936/m3	11%	28%
Fuel oil	504 mtn	2,781/ton	549 mtn	2,459/ton	(8%)	13%
Petrochemicals	434 mtn	4,045/ton	466 mtn	3,086/ton	(7%)	31%

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets	For the nine-month period ended September 30,
	2013		2012
Product	Units sold	Average price per unit (1)	Units sold	Average price per unit (1)	Percentage variation of units sold	Percentage variation of average price
Gasoline	—	—	108 mcm	4,362/m3	—	—
Petrochemicals (2)	232 mtn	5,139/ton	209 mtn	4,783/ton	11%	7%

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues during the nine-month period ended September 30, 2013, were Ps.64,819 million, representing a 34.2% increase compared to Ps.48,312 million during the same period in 2012. Among the main causes that contributed to the increase in revenues, we highlight the following:

•	Diesel oil sales revenues increased during the nine-month period ended September 30, 2013 compared to the same period in 2012 by approximately Ps.5,106 million representing an increase of 26%. Within this context, the average price for diesel mix during the nine-month period ended September 30, 2013 represented an increase of approximately 23.6% over the average price obtained in 2012. This effect was reinforced with the increase in sales volumes of approximately 1.6%. The latter is expressed primarily in our Eurodiesel product at retail segment. Regarding Ultradiesel, lower sales volumes at the retail and transport segments were offset by volumes sold of our new product Diesel 500;

•	During the nine-month period ended September 30, 2013, there was an increase in gasoline volumes sold (especially in “unleaded” gasoline) compared to the same period in 2012 of approximately 11.2% (15% if only considered the “unleaded” gasoline). Additionally, during the nine-month period ended September 30, 2013, the average price for the gasoline mix increased approximately 28.01%, over the average price recorded for the same period in 2012. These factors represented a net increase in gasoline revenues during the nine-month period ended September 30, 2013 of approximately Ps.3,739 million compared to the same period in 2012, equivalent to a percentage increase of 42%;

•	Regarding fuel oil sales, volumes sold in local market were flat during the nine-month period ended September 30, 2013 when compared to the same period in 2012 (504,000 tons versus 549,000 tons), having been mainly provided to the electricity generation sector. Volumes had substantially increased during the first quarter of 2013, but were affected by the lower processing capacity temporarily suffered by La Plata refinery due to the storm on April 2, 2013. Additionally, fuel oil prices increased approximately 13.1% during the nine-month period ended September 30, 2013 compared to the same period in 2012. All these facts resulted in a positive impact of approximately Ps.50 million in refined product revenues compared to the same period in 2012;

•	Due to the temporary lower processing capacity in La Plata refinery, as mentioned in the previous paragraph, crude oil volumes sold to local third parties increased by 93,000 cm, and there were exports sales of 378,000 cm mainly during the third quarter ended September 30, 2013. The whole effect of these operations was an increase of approximately Ps.1,561 million or 383% in revenues during the nine-month period ended September 30, 2013, compared to the same period in 2012;

•	Regarding natural gas volumes sold in Argentina, there was a decrease mainly in sales to the power generation segment and secondarily in the CNG during the nine-month period ended September 30, 2013 compared to the same period in 2012. At the same time, there was a partial recovery in prices obtained in certain segments in the domestic natural gas market, such as CNG, power generation plants and some industries. In addition, during the nine-month period ended September 30, 2013, we recorded the revenues related to the Incentive Scheme for Additional Injection of Natural Gas, set by Resolution N° 1/2013 from Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments. The comprehensive effect of the previously mentioned variations represented a net increase of approximately Ps.3,274 million, or 103%, in revenues during the nine-month period ended September 30, 2013 compared to the same period in 2012.

There was also a slight decrease in the international reference price of crude oil (Brent barrel crude oil diminished about 3.3% on average during the nine-month period ended September 30, 2013 compared to the same period in 2012).

Cost of sales

Cost of sales during the nine-month period ended September 30, 2013 was Ps.48,386 million compared to Ps.36,129 million during the nine-month period ended September 30, 2012, representing a 33.9% increase. Among the main causes that contributed to this increase, we highlight the following:

•	Higher volumes imported of “unleaded” and “Premium” gasoline and diesel, mainly in its variety of low sulfur (“Eurodiesel”), with the aim of domestic demand satisfaction and taking into consideration the effects of the storm that affected our La Plata refinery. These imports have been made at higher prices in Ps. (slightly minor in dollars) during the nine-month period ended September 30, 2013 compared to the same period in 2012, resulting in an increase of costs of approximately Ps.2,186 million, or 177%. In addition, local purchases of diesel and gasoline were made at higher prices of approximately Ps 329 million. In addition, the purchases of biofuels (“FAME” and bioethanol) to be included in diesel and gasoline sold by the Company, in compliance with current regulations, during the nine-month period ended September 30, 2013, were made at higher prices than in the same period in 2012. In the case of bioethanol, volumes purchased increased by approximately 18.3%, all of which represented an increase of approximately Ps.625 million in costs;

•	Increase in expenses related to operational services and other repair and maintenance services contracts of approximately Ps.1,418 million, or 27%, due to increased activity mainly in the Upstream operations where the Company has managed to stop the decline of oil production, starting from the resources allocated to this activity, and due to negotiations carried out by the Company with suppliers, taking into consideration that some cases involved the updating of current rates since 2010 with the resultant aggregate impact on operating costs during 2012 and consequently during the nine-month period ended September 30, 2013;

•	During the nine-month period ended September 30, 2013, approximately 87 thousand cm more of crude oil were purchased from third parties compared to the same period in 2012, in order to optimize the supply of liquid fuels in the local market, and to increase the supply of fuel oil to the electricity generating plants, among others. The average price of crude oil purchases, in Pesos, increased approximately 19.5% during the nine-month period ended September 30, 2013 compared to the same period in 2012, principally due to the impact of increase of the U.S. Dollar/Peso exchange rate. These factors caused a net increase in costs of the purchase of crude oil of approximately Ps.1,045 million, or 24%;

•	Increase in fixed assets depreciation by Ps.1.705 million, or 30%, mainly as a result of higher asset values under depreciation compared to the same period in 2012, due to higher investments in fixed assets during 2012 and during the nine-month period ended September 30, 2013, as well as to higher translation differences of fixed assets taking into account the functional currency of the Company;

•	Higher salaries, social security taxes and other personnel expenses, mainly arising from negotiations and agreements with unions, with an increase of Ps.856 million, or 29%, in costs during the nine-month period ended September 30, 2013 when compared to the same period in 2012;

•	Increase in oil royalties paid by approximately Ps.762 million, or 29.7%, due mainly to the higher wellhead value of hydrocarbons produced (as a reference, the average purchase price of crude oil during the nine-month period ended September 30, 2013 compared to the same period in 2012, showed no significant variations, ranging around US$ 72 per barrel, although it has greater impact expressed in Pesos, due to the 18.3% average devaluation of the Peso between the two periods). Additionally, the amount of royalties for the nine-month period ended September 30, 2013 compared to the same period in 2012 increased as a result of the increase in the royalty rates which applied to production corresponding to recently renewed concessions, such as Santa Cruz at the end of 2012.

Administrative expenses

Our administrative expenses increased by Ps.359 million, or 23.5% during the nine-month period ended September 30, 2013 compared to the same period in 2012, particularly due to increases in wages and social security costs, driven mainly by wage adjustments produced during 2012 and the nine-month period ended September 30, 2013, as well as increases in legal fees from our controlled company, YPF Holdings, and because we began consolidating MetroGAS S.A. into our consolidated financial statements, as described in Note 13 to our Unaudited Interim Consolidated Financial Statements.

Selling expenses

Our selling expenses were Ps.5,555 million during the nine-month period ended September 30, 2013 compared to Ps.4,022 million during the same period in 2012, representing a decrease of 38.1%, resulting mainly from the increase in fuel freight rates in the domestic market and from higher volumes transported related to sales increases, and higher export taxes as a result of increased volumes exported during the nine-month period ended September 30, 2013, especially crude oil and LPG volumes compared to the same period in 2012. Higher export taxes related to crude oil exports amounted to Ps.367 million.

Other expenses, net

Other expenses, net during the nine-month period ended September 30, 2013, were Ps.1,124 million compared to Ps. 110 million in the same period in 2012. This 922% increase is mainly attributable to our increased provisions related to arbitration proceedings involving the Company in connection with AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM), and to the Partial Award issued by the International Chamber of Commerce Arbitration Tribunal (see Note 3 to the Unaudited Consolidated Financial Statements), as well as to the total write-off of the La Plata refinery Coke A Unit book value and partial write-off of the Topping C Unit book value, both affected by the fire caused by the severe and unprecedented storm on April 2, 2013.

As we have previously mentioned, the Company was affected by the consequences of an unprecedented storm that involved all the La Plata, Berisso and Ensenada areas and particularly our refinery. This storm has damaged certain facilities of the Company, and has also had an impact on operating margins associated with our Downstream activity. From this moment, the Company made significant efforts to keep demand satisfied, as well as to rebuild in the initially estimated and committed time the processing capacity of its Topping C unit, which is fully operational since the end of May 2013. Additionally, the Company is managing the claim process, with the insurers/reinsurer under our insurance programs, regarding the coverage we have for events of this nature.

Operating income

Operating income for the nine-month period ended September 30, 2013 was Ps.7,340 million compared to Ps.6,057 million for the nine-month period ended September 30, 2012, representing an increase of Ps.1,283 million or 21%.

Financial income (expense)

During the nine-month period ended September 30, 2013 financial income was Ps.966 million compared to financial expenses of Ps.61 million for the same period in 2012. Higher interest paid due to the higher average amount of borrowings during the nine-month period ended September 30, 2013, were more than offset by the higher positive exchange rate differences generated by higher peso devaluation during the nine-month period ended September 30, 2013, compared to the same nine-month period in 2012 and considering the net liability position in pesos of the Company. The average amount of borrowings for the nine-month period ended September 30, 2012 was Ps.12,141 million, with the amounts owed at the end of the nine-month period ended on September 30, 2012 of Ps.12,084 million, while the average amount of borrowings for the nine-month period ended September 30, 2013 was Ps.21,590 million, with the amount owed at the end of the nine-month period ended on September 30, 2013, of Ps.26,076 million. Average borrowings were calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period. At the same time, the amount of cash and cash equivalents as of September 30, 2012 was Ps.978 million, while the amount of cash and cash equivalents as of September 30, 2013 was Ps.6,903 million.

Income tax and deferred income tax

Income tax and deferred income tax expense during the nine-month period ended September 30, 2013 reached Ps.5,182 million, Ps.1,971 million higher than the charge in the same period in 2012, which had reached Ps.3,211 million. Total charge related to current income tax was Ps.3,041 million and Ps.2,246 million respectively, for the nine-month periods ended September 30, 2013, and 2012, respectively, while Ps.2,141 million and Ps.965 million respectively, correspond to deferred income tax charges for the nine-month periods ended September 30, 2013, and 2012, respectively. The latter charges are primarily related to the recording of deferred tax liabilities associated with the translation differences of fixed assets, taking into account the functional currency of the Company, representing an increase of Ps.1,176 million that affected the Company’s results.

Net income and other comprehensive income

As a result of the foregoing, the net income for the nine-month period ended on September 30, 2013 was Ps. 3,201 million compared to Ps.2,883 million for the same period in 2012, representing an increase of 11,0%.

Other comprehensive income for the nine-month period ended September 30, 2013 was Ps.6,370 million compared to Ps.2,896 million in the same period in 2012, representing an increase of 120.0%. This increase is mainly attributable to higher translation differences of fixed assets due to the fact the impact of the depreciation of the Peso against the U.S. Dollar which is the functional currency of the Company.

Based on the above, the total comprehensive income for the nine-month period ended September 30, 2013 was Ps.9,571 million compared to Ps.5,779 million for the same period in 2012, representing an increase of approximately 65.6%.

Consolidated results of operations by business segment for the nine-month periods ended September 30, 2013 and 2012

The following table sets forth net revenues and operating income for each of our lines of business for the nine-month periods ended September 30, 2013 and 2012:

	Exploration and Production (2)	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the nine-month period ended on September 30, 2013
Revenues from sales	2,815	61,417	587	—		64,819
Revenues from intersegment sales (3)	27,209	731	1,501	(29,441	) (4)	—

Revenues (1)	30,024	62,148	2,088	(29,441)		64,819

Operating income (loss)	4,595	3,954	(1081)	(128)		7,340

	Exploration and Production (2)	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the nine-month period ended on September 30, 2012
Revenues from sales	496	47,120	696	—		48,312
Revenues from intersegment sales (3)	22,583	791	900	(24,274	) (4)	—

Revenues (1)	23,079	47,911	1,596	(24,274)		48,312

Operating income (loss)	4,508	2,898	(1,668)	319		6,057

(1)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions”, as indicated in Note 2.k) to the Unaudited Interim Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Unaudited Interim Consolidated Financial Statement.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.
(4)	Corresponds to the elimination of inter-segment revenue in the YPF Group.

Exploration and production

During the nine-month period ended September 30, 2013 total crude oil production was 0.8% higher than in the same period in 2012 reflecting the efforts (and the results thereof) of the Company in reversing the production decline since its takeover in April 2012. Regarding operations between business segments, transferred volume between the Exploration & Production segment and Downstream segment was 7.1% lower during the nine-month period ended September 30, 2013 compared to the same period in 2012, mainly due to the temporary reduction in processing capacity suffered by our La Plata refinery due to the storm on April 2, 2013. As a result of this, crude oil increased in the local market during the nine month period ended September 30, 2013 (about 93,000 m3) and 378,000 m3 were exported, mainly, during the second quarter of the year, while there had been no exports of crude oil in 2012.

The intersegment price in dollars during the nine-month period ended September 30, 2013 remained practically unchanged (increased 1.0%, despite representing an increase of approximately 19.3% measured in Pesos, considering the depreciation of the peso against US dollar) compared to the same period in 2012.

Natural gas production during the nine-month period ended September 30, 2013 amounted to 33.3 mmm3/d, representing a decrease of approximately 1.4% over the same period last year, thus showing a relative decrease in the decline curve, all compared to the same period in 2012. The entire production mentioned above, net of internal consumption, is assigned to the Downstream segment for its commercialization to third parties, in which the Exploration & Production segment received the average price obtained by the Company in such sales, net of commercialization fees. For more detail concerning sales of natural gas to third parties, see Downstream segment explanations below. Additionally, the Exploration & Production segment includes the Incentive Scheme for Additional Injection of Natural Gas, which implied an increase of Ps. 3,295 million of revenues during the nine-month period ended September 30, 2013, on the basis of internal Company´s estimates.

Considering the aforementioned effects, as well as other minor items, crude oil and natural gas net income increased by 30.1% during the nine-month period ended September 30, 2013, compared to the same period in year 2012.

Regarding operating expenses for the Exploration & Production segment during the nine-month period ended September 30, 2013, and in comparison with the same period last year, we had:

•	A Ps.1,605 million increase in fixed assets depreciation, mainly as a result of higher asset values under depreciation compared to the same period last year, because of the increase of investments in fixed assets during 2012 and the nine-month period ended September 30, 2013, as well as to higher translation differences of fixed assets taking into account the functional currency of the Company;

•	A Ps.1,418 million increase in expenses related to operation services and other repair and maintenance services contracts, due to negotiations carried out by the Company with suppliers, taking into consideration that some cases involved the updating of current rates since 2010, as well as more activity developed during the nine-month period ended September 30, 2013;

•	A Ps. 762 million increase in royalties paid, due to the higher wellhead value of hydrocarbons produced (as a reference, the average purchase price of crude oil during the nine-month period ended September 30, 2013, compared to the same period in 2012, showed no significant variations, ranging around U.S.$72 per barrel, although it had greater impact expressed in Pesos, due to the 18.3% average devaluation between the two periods). Additionally, the amount of royalties for the nine-month period ended September 30, 2013, increased as a result of the increase in royalty rates which applied to production corresponding to recently renewed concessions, such as Santa Cruz at the end of 2012;

•	An increase in provisions recorded by the Company in connection with AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitration claims, and based on the Partial Award issued by the International Chamber of Commerce Arbitration Tribunal (see Note 3 to the Unaudited Consolidated Financial Statements).

The above mentioned facts resulted in operating income of Ps.4,595 million the Exploration & Production segment for the nine-month period ended September 30, 2013 compared to a Ps.4,508 million in the same period in 2012.

Downstream

During the nine-month period ended September 30, 2013, Downstream segment, which activities include refining and marketing (including gas trading to third parties), logistics and chemicals, recorded an operative income of Ps.3,954 million compared to operative income of Ps.2,898 million recorded for the same period in 2012. The main reasons that affected the results of operations of this segment are the following:

•	Increase in diesel oil sales revenues during the nine-month period ended September 30, 2013 compared to the same period in 2012, increased revenues by approximately Ps.5,106 million. Within this context, the average price for diesel mix during the nine-month period ended September 30, 2013, represented an increase of approximately 23.6% over the average price obtained for the same period in 2012. This effect was supported by the increase in sales volumes of approximately 1.6%. The latter is expressed primarily in our Eurodiesel product where there was an increase of approximately 23.9% in sales volumes, especially at the retail segment. Regarding Ultradiesel, lower sales volumes in the retail and transport segments were practically offset by volumes sold of our new product Diesel 500;

•	Net increase in gasoline sales, during the nine-month period ended September 30, 2013, of approximately Ps.3,739 million compared to the same period in 2012 . Within this context, there was an increase in volumes sold (especially in “unleaded” gasoline) of approximately 11.2% (15.0% if only considered the “unleaded” gasoline). Additionally, during the nine-month period ended September 30, 2013, the average price for the gasoline mix showed an increase of approximately 28.1% , compared to the average price registered for the same period in 2012;

•	Slight decrease in sales volumes of fuel oil in the local market (504 thousand tonnes in the first nine months of 2013 versus 549 thousand tonnes in the same period of 2012), having been designed primarily for electricity generation. Product volumes had increased substantially during the first, quarter of 2013, but then we were affected by lower capacity utilization temporarily suffered in our Refinery in La Plata from April 2 accident explained below. Additionally, the average price of the product above mentioned increased during the nine-months period ended September 30, 2013, approximately 13.1% compared to the same period in 2012. These effects had a positive impact of approximately Ps.50 million in sales revenues from these products compared to the same period in 2012;

•	Regarding the petrochemicals sales revenues in the local market, during the nine-month period ended September 30, 2013, lower volumes of methanol were sold, but with better prices. This effect was offset with higher volumes and better prices obtained from aromatic products and alcohols, all which represented a net revenue increase of approximately Ps.316 million compared to the nine-month period ended September 30, 2012. Regarding exports of petrochemicals, there were higher volumes of methanol and solvent sold and cut under light paraffinic, with a positive net effect on sales revenue of approximately Ps.193 million;

•	During the nine-month period ended September 30, 2013, higher volumes imported of “unleaded” and “Premium” gasoline and diesel, mainly in its variety of low sulfur (“Eurodiesel”), the latter having been made at higher prices in Ps. (slightly minor in dollars) compared to the same period in 2012, resulting in an increase of approximately Ps.2,186 million in the imports of both mentioned products in order to maintain the satisfaction of the local demand. In addition, higher local purchases of diesel and gasoline of approximately Ps.329 million were made;

•	The purchases of biofuels (“FAME” and bioethanol ) to be included in diesel and gasoline sold by the Company, in compliance with current regulations (Law N° 26,093), were made during the nine-month period ended September 30, 2013, at higher prices than in the same period in 2012. In the case of bioethanol, volumes increased by approximately 18.3%. All of which represented an increase of approximately Ps.625 million;

•	During the nine-month period ended September 30, 2013 (especially during the first quarter), approximately 87 thousand cm of crude oil were purchased from third parties compared to the same period in 2012, in order to optimize the supply of liquid fuels in the local market and to increase the supply of fuel oil to the electricity generating plants, among others. The average price of crude oil purchases, in Pesos, increased approximately 19.5% during the nine-month period ended September 30, 2013 compared to the same period in 2012, due to an increase in the exchange rate. These effects contributed to a net increase of the purchase of crude oil from other producers of approximately Ps.1,045 million. Also, the average purchase price of crude oil exploration and production segment, measured in pesos, increased approximately 19.3% during the nine-month period ended September 30, 2013 compared to the same period in 2012;

•	Regarding production costs, during the nine-month period ended September 30, 2013, freight rates for crude oil and raw materials transportation increased as well as rates for use of port and harbor facilities and contracted services rates for repair and maintenance of our refineries, primarily due to economic recovery and wage increases. During the second and third quarter of 2013, we recorded charges related to the repair of damages caused by the storm suffered at our refinery La Plata, and to cleaning, remediation and general repairs of the Complex as well as the dismantling of stricken. As a result of this, the total amount of charges increased by approximately by 33.6% and considering also the lower level of processing in refineries as mentioned below, the refining cost increased by approximately 40.0% during the nine-month period ended September 30, 2013 compared to the same period in 2012, being the current US$ 36.2 per barrel;

•	Regarding natural gas, the Company has continued to fulfill domestic demand, allocating almost all of its production to the local market. During the nine-month month period ended September 30, 2013, there was a similar level of volumes sold to distributors in the residential segment, decreasing the volumes allocated to power generation plants, CNG, and to suppliers and customers of the industrial segment. In terms of prices, there was a partial recovery primarily on CNG and industrial segments in the Argentine market. On the other hand, average selling prices in dollars to our jointly-controlled Company, Mega, whose contract links prices to internationally traded commodities, followed the evolution of them and decreased approximately 8.5%, having been increased by approximately 5.1% when expressed in pesos.

In relation to the activities of our subsidiary, MetroGAS S.A., that the Company took control of during the second quarter of 2013, the impact on consolidated revenues and costs in the Company’s consolidated statement of income for the nine-month period ended on September 30, 2013 are detailed in the Note 13 to the Unaudited Interim Consolidated Financial Statements.

During the nine-month period ended September 30, 2013, the utilization capacity of our refineries was approximately 275 thousand barrels of oil per day, representing a decrease of approximately 4.2% compared to the same period in 2012. This decrease was due almost entirely to the lower refining capacity of La Plata refinery, affected by the storm. The other two refineries of the Company, Lujan de Cuyo and Plaza Huincul, operated at 99.6% and 98.0% capacity, respectively, during the nine-month period ended September 30, 2013.

On April 2, 2013, our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 kbbl/d through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit stopped working entirely and by the end of May, the Topping C unit resumed operations due to a significant effort. Since the Topping C unit was commissioned, the achievable capacity of the refinery La Plata, without operation the Coke A unit, is estimated to be approximately 150 kbbl/d (a 79% of the previous theoretical capacity).

Corporate and others

        During the nine-month period ended September 30, 2013, operating loss for the Corporate and others segment reached Ps.1,081 million, compared to Ps.1,668 million for the same period in 2012 . Segment results were positively affected by improved results in 2013 by our subsidiary A-Evangelista SA, as well as by the effect of the redistribution of certain corporate costs to business units and were partially offset by higher costs of salaries, social security and IT services contracts and institutional advertising.

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of September 30, 2013 was Ps.26,076 million, consisting of current loans (including the current portion of non-current loans) of Ps.6,126 million and non-current loans of Ps.19,950 million as of September 30, 2013. As of September 30, 2013, 52% of our loans was denominated in U.S. dollars. Total loans outstanding as of December 31, 2012 was Ps.17,104 million, consisting of current loans (including the current portion of non-current loans) of Ps.5,004 million and non-current loans of Ps.12,100 million as of December 31, 2011. As of December 31, 2012, a 52% of our loans was denominated in U.S. dollars.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the nine-month period ended September 30,
	2013	2012
	(in millions of pesos)
Net cash flows provided by operating activities	16,379	12,561
Net cash flows used in investing activities	(18,250)	(11,379)
Net cash flows provided by (used in) financing activities	3,795	(1,369)
Effect of changes in exchange rates on cash and equivalents	89	53

Net increase in cash and equivalents	2,013	(134)
Cash and equivalents at the beginning of period	4,747	1,112
Cash and equivalents provided by the acquisition of GASA	143	—
Cash and equivalents at the end of period	6,903	978

Net cash flow provided by operating activities was Ps.16,379 million for the nine-month period ended September 30, 2013, compared to Ps.12,561 million for the nine-month period ended September 30, 2012. This 30% increase was primarily attributable to better operating result, after taking account of depreciation of fixed assets and provisions included in liabilities (mainly recording the provisions related to the effects of arbitration award with TGM and AESU), which did not require funds disbursements, during the nine-month period ended September 30, 2013 compared to the same period in 2012. Additionally, during the third quarter of 2013, the Company got USD300 million for advances received for investment project agreements (see Note 11.c) to our Unaudited Interim Consolidated Financial Statements.

Our principal uses of cash in investing and financing activities during the nine-month period ended September 30, 2013, included Ps.18,203 million for investments in fixed assets and intangible assets, which relate mainly to investments made by our Exploration & Production unit, the investment in our refineries, as well as net loans repayment totaling Ps.3,795 million, respectively. Our principal uses of cash in investing and financing activities during the nine-month period ended September 30, 2012 included Ps.11,379 million for payment of investments in fixed assets, which relate mainly to investments made by our Exploration and Production unit, as well as net loans repayment totaling Ps.1,369 million, respectively.

The following table sets forth our debt maturities for the periods indicated below with regard to the principal amount payments of our loans as of September 30, 2013, including interest accrued and unpaid through September 30, 2013:

	Expected Maturity Date
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	(in millions of pesos)
Loans	26,076	6,126	4,201	3,983	3,758	1,686	6,322

Additionally, subsequent to September 30, 2013, the Company incurred additional loans corresponding to Class XXIV Notes for a nominal amount of approximately US$ 150 million and Class XXV Notes for a nominal amount of approximately Ps. 300 million.

For additional information regarding to Negotiable Obligations at September 30, 2013, See Note 2.i to the Unaudited Interim Consolidated Financial Statements.

Covenants in our indebtedness

Our financial loans generally contains customary covenants. With respect to a significant portion of our financial debt totaling Ps.26,076 million as of September 30, 2013, we have agreed, among other things and subject to certain exceptions, not to incur liens or charges on our assets. In addition, approximately 9% of our financial loans outstanding as September 30, 2013, is subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Additionally, Gas Argentino S.A. and its subsidiaries (including Metrogas), must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), and liens, among others.

Regarding our outstanding loans amounting to Ps.19,115 million as of September 30, 2013, the creditors may, upon an event of default, declare due and immediately payable the principal and accrued interest on amounts owed to them.

Almost all of our total outstanding financial loans are subject to cross-default provisions. The default on our part or, in certain cases, the part of any of our consolidated subsidiaries covered by such provisions, could result in a declaration of default and/or acceleration of a substantial portion of our financial debt.

As of December 16, 2013, none of our debt was under any event of default that could trigger an acceleration provision. In connection with the change of control of the Company as a result of the Expropriation Law, all waivers have been obtained.

Guarantees provided (*)

As of September 30, 2013 we had signed a guarantee in relation to a loan that Central Dock Sud S.A. had borrowed from the European Investment Bank in 2001. As of September 30, 2013, the carrying amount (and maximum potential amount of future payments) of the guarantee was approximately U.S.$2.4 million, consisting of U.S.$2.2 million of principal, plus a 9% cap which covers any sum of interest, commission, liquidated damages, charge or expense or any other sum payable by the borrower to the bank. The guarantee can be called upon in the event Central Dock Sud S.A. fails to pay any guaranteed amounts when due. The guarantee was canceled October 3, 2013.

Additionally, the Company has contingent reimbursement obligations in respect of letters of credit totaling U.S.$27 million which were issued to guarantee environmental obligations, and contingent obligations under guarantees in an amount of approximately U.S.$11 million to guarantee the performance of contracts from certain controlled companies.

(*)	According to internal information of the Company.

Capital investments, expenditures and divestments

The table below sets forth our capital expenditures and investments by activity for the nine-month periods ended September 30, 2013 and 2012.

	For the nine-month period ended September 30,
	2013		2012
	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production (*)	16,010	84	7,221	73
Downstream	2,797	15	2,507	26
Corporate and Other	213	1	140	1
Total	19,020	100	9,868	100

(*)	includes fixed assets’ acquisitions and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

We have made no significant divestments in the last three years.

Off-balance agreements

We have no material off-balance agreements. Our off-balance agreements are described in “—Liquidity and Capital Resources—Guarantees Provided.”

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided with respect to financial instruments to which we are a party as of September 30, 2013, and from which we may derive gains or incur losses from changes in market conditions, interest rates, foreign exchange rates or commodities prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in Key Information— Risk Factors” in our 2012 20-F.

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. (See Note 1.e to the Audited Consolidated Financial Statements).

In addition, our costs and receipts denominated in currencies other than the argentine peso, including the U.S. dollar, often do not match. We generally follow a policy of not hedging our debt obligations in U.S. dollars. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in our 2012 20-F.

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) being expressed in the latter currency at the exchange rate as of September 30, 2013, those whose currency were different than the dollar. This information constitutes additional information to that included in the Unaudited Interim Consolidated Financial Statements for the nine-month period ended at September 30, 2013, and was prepared according to internal estimates of the Company. As mentioned in Note 1.b to the Unaudited Consolidated Financial Statements, the Company has determined the U.S. dollar as its functional currency. Therefore, the effect of changes in the dollar exchange rate on dollar currency positions have no impact on the exchange difference recorded in the consolidated statements of comprehensive income included in the Unaudited Consolidated Financial Statements.

	As of September 30,
	2013	2012
	(in millions of U.S. dollars)
Assets	557	704
Accounts payable	1,825	1,921
Loans	2,334	1,254
Other Liabilities	1,571	1,249

Interest rate exposure

Fixed rate debt satisfies our liquidity requirements and minimizes our exposure to interest rate fluctuations. We generally incur our debt on a fixed-rate basis, depending on the availability of capital and prevailing market conditions. Generally, we do not hedge our exposure to interest rates.

The table below set forth information relating to our assets and liabilities as of September 30, 2013 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables (1)	4,525	303	—	—	—	—	4,828	4,828
Interest rate	0.70%-19.25%	4.82%
Variable rate
Other Receivables (2)	1,526	17	17	17	17	3	1,597	1,597
Interest rate	CER+8%/ 0.07%-19.25%	CER+8%	CER+8%	CER+8%	CER+8%	CER+8%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	1,589	1,840	1,668	2,182	75	595	7,949	9,064
Interest rate	2.5%-19%	0.1%-5%	3.5%-6.25%	1.29%-6.25%	3.5%	3.5%-10%
Other debt	2,522	274	549	159	106	793	4,403	3,409
Interest rate	2%-18%	2%-15.25%	2%-15.25%	2%-15.25%	2%-15.25%	8.88%
Variable rate
YPF’s Negotiable Obligations	600	800	1,055	1,055	1,414	4,930	9,854	9,854
Interest rate	BADLAR+ 3%-4%	BADLAR+ 4%	BADLAR+ 4.25%	BADLAR+ 4.25%	BADLAR+ 4.75%	BADLAR+ 2.25%-4.75%
Other debt	1,090	1,306	729	381	109	—	3,615	3,615
Interest rate	Libor+ 4%-6%/ BADLAR+4%	Libor+ 4%-6%/ BADLAR+4%	Libor+ 4%-6%/ BADLAR+4%	Libor+ 4%-6%/ BADLAR+4%	Libor+ 4%-6%/ BADLAR+4%

(1)	Includes Other Receivables and Time Deposits.
(2)	Includes Other Receivables and investment funds.

YPF S.A. ANNOUNCES EXCHANGE OFFER FOR 10% NOTES DUE 2028

Buenos Aires, Argentina, March 4, 2014 — YPF S.A. (NYSE: YPF) today announced an offer to exchange any and all of its outstanding 10% Medium-Term Notes (Series C) due 2028 (the “Old Notes”) for 8.875% Senior Notes due 2028 (the “New Notes”).

The terms of the exchange offer are described in YPF’s Pricing Supplement, dated March 4, 2014 (the “Pricing Supplement”). The exchange offer will expire at 5:00 p.m. (New York City time) on April 1, 2014, unless extended or terminated earlier by YPF (the “Expiration Date”).

CUSIP/ISIN No. of Old Notes	Aggregate Principal Amount Outstanding of Old Notes		Title of Old Notes	Title of New Notes	Principal Amount of New Notes per U.S.$1,000 Principal Amount of Old Notes Tendered
984245AF7/ US98425AF78	U.S.$	100,000,000	10% Medium-Term Notes (Series C) due 2028	8.875% Senior Notes due 2018	$1,000

YPF is offering the New Notes only to holders of the Old Notes, and will accept for exchange any and all validly tendered and not validly withdrawn Old Notes. The exchange offer is subject to certain conditions set forth in the Pricing Supplement. Tenders of Old Notes may be validly withdrawn at any time prior to the Expiration Date.

Holders of our Old Notes participating in the Exchange Offer will receive an amount of New Notes in principal amount equal to the amount of such accrued and unpaid interest, plus cash for any fractional portion of the New Notes, as described below.

YPF issued the original 8.875% Senior Notes due 2018, which have the same terms as the New Notes and will be fully fungible with the New Notes, in a principal amount of U.S.$500,000,000 on December 19, 2013 (the “Original 2018 Notes”). The aggregate principal amount of New Notes issued in exchange for Old Notes tendered in the exchange offer will be (i) increased by accrued and unpaid interest on the Old Notes, as described above, and then (ii) reduced by interest accrued on such New Notes from December 19, 2013 (as if they had been issued along with the Original 2018 Notes) up to but excluding the Settlement Date (as defined below), calculated based on the aggregate principal amount of Old Notes tendered. The total amount of New Notes to be issued to any tendering holder of Old Notes will be rounded down to the nearest U.S.$1,000. YPF will pay any fractional portion of the New Notes not received as a result of rounding down in cash through the Exchange Agent (as defined below). Interest on the New Notes will accrue from December 19, 2013.

The “Settlement Date” will be promptly after the Expiration Date and is expected to be the third business day after the Expiration Date, or as soon as practicable thereafter. On the Settlement Date, all holders of our Old Notes whose Old Notes are validly tendered, not validly withdrawn and accepted for exchange will receive the accrued and unpaid interest on these Old Notes from the last applicable interest payment date up to but excluding the Settlement Date, payable as described above in the form of New Notes.

U.S. Bank National Association is acting as the exchange agent (the “Exchange Agent”) for the exchange offer. Persons with questions regarding the exchange offer should contact YPF’s Investor Relations department at +54 11-5441-1215.

About YPF S.A.

YPF is Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. YPF’s upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. YPF’s downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, YPF is active in the gas separation and natural gas distribution sectors both directly and through its investments in several affiliated companies.

Headquartered in Buenos Aires, Argentina, YPF is traded on the Buenos Aires Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. For more information on YPF, please visit www.ypf.com.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof, and YPF does not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date of this release. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those described from time to time in YPF’s filings with the U.S. Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 4, 2014	By:	/s/ Alejandro Cherñacov
	Name:	Alejandro Cherñacov
	Title:	Market Relations Officer